135 Commonwealth Drive
Menlo Park, California 94025
Tel: (650) 328-4600 Fax: (650) 463-2600
www.lw.com

FIRM / AFFILIATE OFFICES
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June 27, 2005	Hong Kong	San Francisco
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VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS	New Jersey	Washington, D.C.

File No. 017864-0000

Jeffrey B. Werbitt, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303

Re:	BF Enterprises, Inc.
Schedule 13E-3/A filed on May 27, 2005, File No. 5-40124
(the “Schedule 13E-3”)
Amendment No. 1 to Schedule 14C filed on May 27, 2005, File No. 0-15932
(the “Information Statement”)

Dear Mr. Werbitt:

     We are in receipt of your letter dated June 10, 2005 with respect to the above-referenced filings by BF Enterprises, Inc. (the “Company”). The Company is filing (1) Amendment No. 2 to the Transaction Statement on Schedule 13E-3/A (the “Amended Schedule 13E-3”) and (2) Amendment No. 2 to the Information Statement on Schedule 14C (the “Amended Information Statement”) with this response letter. We are responding to your comments on behalf of the Company as set forth below. Courtesy copies of this letter are being submitted to the Staff via overnight courier.

     The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in your letter. For ease of reference, we have set forth your comments (in italics) and the Company’s responses below.

Mr. Jeffrey B. Werbitt
June 27, 2005

Information Statement on Schedule 14C

Special Factors, page 12

Background of the Reverse/Forward Stock Split, page 15

1.	We note on page 19 that you discuss the progress report on the company’s discussions with the regulatory authorities in Pasco County, Florida. Please expand the disclosure to more clearly discuss the significance of this report, as it related to the board’s deliberations regarding the feasibility and fairness of going private pursuant to a reverse stock split.

     In accordance with the Staff’s comment, the Company has revised page 19 of the Information Statement.

Effects of the Reverse/Forward Stock Split, page 21

2.	You indicate throughout this information statement that you “intend for the Reverse/Forward Stock Split to treat stockholders holding Common Stock in street name ... in the same manner as stockholders whose shares are registered in their names.” In this regard, you advise stockholders to contact their nominees. Elaborate upon why and how stockholders should instruct their nominees in order to ensure that the Reverse/Forward Stock Split will have the desired effect. For example, it would appear that, if no contact by the stockholder is made to their nominee, the Reverse/Forward Stock Split will be effectuated at the record level, perhaps causing the shareholder to not be cashed out if their nominee also holds shares for other beneficial holders.

     In accordance with the Staff’s comment, the Company has revised pages 2, 8, 9, 22 and 41 of the Information Statement.

Federal Income Tax Consequences of the Reverse/Forward Stock Split, page 23

3.	Please explain how the federal income tax consequences for your security holders differ depending on the number of shares of pre-split common stock owned.

     In accordance with the Staff’s comment, the Company has revised page 24 of the Information Statement.

4.	We refer you to prior comment 19. Although you disclose that the federal income tax consequences may differ depending on the number of shares of pre-split common stock owned, disclose whether the tax consequences for the company and its affiliates differ from those of the unaffiliated security holders. If so, address this difference and to clarify whether this potential difference was a reason for undertaking this transaction in this form at this time. See Item 1013(c) of Regulation M-A.

     In accordance with the Staff’s comment, the Company has revised page 24 of the Information Statement.

Mr. Jeffrey B. Werbitt
June 27, 2005

Fairness of the Reverse/Forward Stock Split to Stockholders, page 26

5.	We note that in determining that the transaction is fair to BF Enterprises unaffiliated security holders, the board and Mr. Burns adopted Sutter’s analysis and conclusions. In light of the fact that the fair value derived by Sutter is of February 28, 2005, please revise your disclosure to explain whether there have been any events or occurrences that have since impacted the valuation of the company. Also, disclose whether the board and Mr. Burns continue to believe that the transaction is fair to the company’s unaffiliated security holders based on the Sutter’s conclusions and analysis.

     The Company acknowledges the Staff’s comment. As discussed in the telephone conversation between Jeffrey B. Werbitt of the Staff and Gregory Chin on June 12, 2005:

• the Company is confirming that, prior to the distribution of a definitive Information Statement (the “Definitive Information Statement”) and the filing of a final Schedule 13E-3 (the “Final Schedule 13E-3”), the Company will update the Amended Schedule 13E-3 and the Amended Information Statement based on an additional valuation report and final opinion (the “Updated Valuation and Final Opinion”) to be received from Sutter Securities Incorporated (“Sutter Securities”);

• the Company is confirming that, in the Definitive Information Statement and Final Schedule 13E-3, the board of directors (the “Board”) and Mr. Brian P. Burns will disclose whether they continue to believe that the transaction is fair to the Company’s unaffiliated security holders based on the Updated Valuation and Final Opinion of Sutter Securities; and

• the Company proposes to request updated analysis of the share ownership of the Company (the “Updated Share Distribution Analysis”) from MacKenzie Partners, Inc. (“MacKenzie”), and, based upon such analysis, to update disclosure in the Amended Information Statement relating to the number of record holders and beneficial owners of Common Stock of the Company, and the number of shares to be cashed out in connection with the Reverse/Forward Stock Split (as defined in the Amended Information Statement) prior to the distribution of the Definitive Information Statement and the filing of the Final Schedule 13E-3.

        Based on the foregoing, the description of the opinion of Sutter Securities currently set forth on pages 33-38 of the Amended Information Statement will be replaced in its entirety by the description of the Updated Valuation and Final Opinion to be received from Sutter Securities. Sutter Securities’ valuation methodology will not change. As a result, the Company anticipates that the only changes to the current disclosure, including the description of the non-public information used by Sutter Securities in formulating its fairness opinion (the “Sutter Non-Public Information”), will consist of non-material updates to the Sutter Non-Public Information, non-material updates to the quantitative results of Sutter Securities’s analysis based upon the passage of time, and changes, if any, to the forecasted timing and amount of sales proceeds from the Company’s real estate assets.

Mr. Jeffrey B. Werbitt June 27, 2005 Page 4

6.	We refer you to prior comment 20. Please discuss whether the board considered any different factors with regard to the two categories of unaffiliated stockholders. That is, did any factors support the determination with regard to the stockholders being cashed out but not those that were remaining?

     In accordance with the Staff’s comment, the Company has revised pages 28 and 29 of the Information Statement.

Procedural Fairness to All Stockholders, page 29

7.	We note your response to prior comment 23 and your indication that the board “considered obtaining approval of a majority of the unaffiliated stockholders and determined that doing so would not be necessary or prudent for the reasons discussed ....” While the approval of a majority of the unaffiliated stockholders might not be necessary, it is unclear how the disclosure to which you refer readers addresses why it is not prudent. Please revise with a view towards explaining how the board determined the going private transaction to be fair absent this procedural safeguard.

     The Company acknowledges the Staff’s comment and agrees that “not prudent” does not accurately describe the reasons that the Board determined not to condition approval of the transaction on the approval of a majority of the unaffiliated stockholders. In accordance with the Staff’s comment, the Company has revised pages 31 and 39 of the Information Statement to explain more precisely how the Board determined the going private transaction to be fair absent this procedural safeguard.

Opinion of Sutter Securities, page 31

8.	Refer to prior comment 27. Any non-public information used by Sutter Securities in formulating its fairness opinion should be summarized in the filing. Please revise to include this information. Also, in an appropriate place in this disclosure, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether the board found Sutter Securities’ reliance upon those materials to be reasonable.

     In accordance with the Staff’s comment, the Company has revised pages 33 through 37 of the Information Statement. The Company confirms that it has summarized all Sutter Non-Public Information. The Company has not summarized certain non-public information provided to Sutter Securities, such as information relating to the book value of certain real estate assets as of February 28, 2005, to the extent that Sutter Securities did not use such information in formulating its fairness opinion. The Board has not yet reviewed, for accuracy and completeness, the Sutter Non-Public Information, but will review the updated Sutter Non-Public Information in connection with its review of the Updated Valuation and Fairness Opinion. On the basis of this review of the Sutter Non-Public Information, in the Definitive Information Statement and Final Schedule 13E-3, the Company will indicate whether the Board reviewed, for accuracy and completeness, the Sutter Non-Public Information and found Sutter Securities’ reliance upon these materials to be reasonable.

***

Mr. Jeffrey B. Werbitt
June 27, 2005

     Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 463-2606.

Very truly yours,

/s/ Christopher L. Kaufman

Christopher L. Kaufman
of LATHAM & WATKINS LLP

Enclosures

cc:	Brian P. Burns, Chairman and Chief Executive Officer, BF Enterprises, Inc. Brian P. Burns, Jr., President, BF Enterprises, Inc.